AM 11-30-02

10/28

CM 11/30

04014312

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 28 2004
DIVISION OF MARKET REGULATION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 28 2004
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53051

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/03 (MM/DD/YY) AND ENDING 08/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HBK SORCE BROKERAGE LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7680 MARKET STREET
(No. and Street)

BOARDMAN (City) OH (State) 44512 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHILLIP L. WILSON (330) 758-8613
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VIRCHOW, KRAUSE & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

7900 XERXES AVENUE SOUTH, SUITE 2400, BLOOMINGTON, MN 55431
(Address) (City) (State) (Zip Code)

RECD S.E.C.
OCT 28 2004
526

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
DEC 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PHILLIP L. WILSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HBK SORCE BROKERAGE,LLC, as of AUGUST 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public My commission expires 12/3/06.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXXXXXX CASH FLOWS.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

TABLE OF CONTENTS

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

Board of Governors
HBK Sorce Brokerage LLC
Boardman, Ohio

We have audited the accompanying statements of financial condition of HBK Sorce Brokerage LLC (A Limited Liability Company) as of August 31, 2004 and 2003, and the related statements of income, member's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HBK Sorce Brokerage LLC as of August 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
October 18, 2004

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENTS OF FINANCIAL CONDITION
August 31, 2004 and 2003

ASSETS

	2004	2003
CASH AND CASH EQUIVALENTS	$ 103,210	$ 79,390
COMMISSIONS RECEIVABLE - AFFILIATE	31,944	38,273
DUE FROM MEMBER	58,194	11,232
OTHER ASSET	350	350
TOTAL ASSETS	$ 193,698	$ 129,245

LIABILITIES AND MEMBER'S EQUITY

	2004	2003
MEMBER'S EQUITY	$ 193,698	$ 129,245
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 193,698	$ 129,245

See accompanying notes to financial statements.

HBK SORCE BROKERAGE LLC

(A Limited Liability Company)

STATEMENTS OF INCOME
Years Ended August 31, 2004 and 2003

	2004	2003
REVENUES	$ 659,248	$ 561,479
EXPENSES		
Guaranted payments	58,818	-
Other employee compensation	243,629	-
Regulatory fees and expenses	1,020	544
Other expenses	146,328	4,028
TOTAL EXPENSES	449,795	4,572
NET INCOME	$ 209,453	$ 556,907

See accompanying notes to financial statements.

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENTS OF MEMBER'S EQUITY
Years Ended August 31, 2004 and 2003

BALANCE, August 31, 2002	$ 162,338
2003 net income	556,907
Distributions	(590,000)
BALANCE, August 31, 2003	129,245
2004 net income	209,453
Distributions	(145,000)
BALANCE, August 31, 2004	$ 193,698

See accompanying notes to financial statements.

HBK SORCE BROKERAGE LLC

(A Limited Liability Company)

STATEMENTS OF CASH FLOWS
Years Ended August 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 209,453	$ 556,907
Changes in operating assets and liabilities:		
Commissions receivable - affiliate	6,329	(2,300)
Due from member	(46,962)	51,500
Net Cash Flows from Operating Activities	168,820	606,107
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to member	(145,000)	(590,000)
Net Cash Flows from Financing Activities	(145,000)	(590,000)
Net Change in Cash and Cash Equivalents	23,820	16,107
CASH AND CASH EQUIVALENTS - Beginning of Year	79,390	63,283
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 103,210	$ 79,390

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

The Company, an Ohio limited liability company, was organized on June 5, 2000 for the purpose of being registered with the Securities and Exchange Commission (SEC) and joining the National Association of Securities Dealers (NASD) as a broker/dealer. The Company is wholly owned by HBK Sorce Financial LLC. The Company operates as a limited broker/dealer under the $5,000 minimum net capital requirement of SEC Rule 15c3-1(a)(2)(vi). The Company is approved to offer mutual fund and variable annuity products on an application-way basis in the state of Ohio. During fiscal 2004, the Company changed its name from HBK Brokerage Services LLC to HBK Sorce Brokerage LLC.

Effective March 14, 2001, the Company became licensed with the SEC as a registered broker/dealer and commenced operations thereafter.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less. The Company maintains its cash in high quality financial instiituions and money market mutual funds. The balances, at times, may exceed federally insured limits.

Revenue Recognition and Related Expenses

Commission income and expenses are recorded on a trade-date basis.

Commissions Receivable - Affiliate

The receivable is unsecured and no allowance for doubtful accounts is considered necessary at August 31, 2004 and 2003.

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the prior year financial statments have been reclassified for comparative purposes to conform with the presentation in the current year financial statments. These reclassifications had no effect on net income or member's equity.

NOTE 2 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one (eight to one for new broker/dealers). Net capital and the related net capital ratio fluctuate on a daily basis. As of August 31, 2004, the net capital ratio was 0 to 1.0 and net capital was $103,210 which exceeds the minimum requirement by $98,210.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's August 31, 2004 FOCUS filing. Per Rule 15c3-3 of the SEC Uniform Net Capital Rule, the Company is exempt under the (k)(1) exemption.

NOTE 3 - Income Taxes

The Company is treated as a flow through entity for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the income tax returns of its member and the applicable income taxes, if any, are paid from the funds of the member.

NOTE 4 - Related Parties

Effective December 1, 2003 and as a result of guidance form the NASD and SEC, the Company's member began allocating shared expenses such as rent, payroll, office equipment and supplies, insurance and other administrative expenses based on the Company's percentage of revenues to total revenues of other financial service affiliates that have shared expenses. Prior to December 1, 2003, share expenses were absorbed by the member.

The Company's revenues during the years ended August 31, 2004 and 2003 were derived from affiliated broker/dealer fees and related expense reimbursements. The Company member's parent owns a partial interest in the affiliated broker/dealer.

Due from member is non-interest bearing and due on demand.

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of August 31, 2004

COMPUTATION OF NET CAPITAL

Total member's equity		$ 193,698
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable - affiliate	$ (31,944)	
Due from member	$ (58,194)	
Other asset	$ (350)	(90,488)
Net capital before haircuts on securities owned		103,210
Haircuts on corporate securities		-
Net capital		$ 103,210

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ -

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital at 1,500 percent	$ 98,210
Excess net capital at 1,000 percent	$ 103,210
Ratio: Aggregate indebtedness to net capital	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II Focus report, Form X-17a-5 (unaudited) as of August 31, 2004	$ 103,210
Net audit adjustments	-
Net capital per above	$ 103,210

Virchow Krause & company

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Governors
HBK Sorce Brokerage LLC
Boardman, Ohio

In planning and performing our audit of the financial statements and supplemental schedule of HBK Sorce Brokerage LLC (A Limited Liability Company) for the year ended August 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
October 18, 2004